SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC

                         FORM U-6B-2

                 Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P.
36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted
under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Strategic Energy, L.L.C., a
subsidiary of Great Plains Energy Incorporated, a registered holding company.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.   Type of securities ("draft", promissory note"):

     Strategic Energy, L.L.C. ("Strategic") and PNC Bank, National Association ("PNC") entered into a letter agreement dated March 30, 2001 (the "Letter Agreement") under which Strategic could request letters of credit of up to $25 million in aggregate face amount outstanding at any time. Strategic's obligations under the Letter Agreement were supported by a guaranty and suretyship agreement executed by KLT Inc., an indirect owner of Strategic.

     Strategic and PNC have executed a First Amendment to Loan Documents, dated as of March 8, 2002, pursuant to which, among other things: (a) a limitation on the ability of Strategic to make distributions was eliminated; (b) KLT Inc.'s guaranty and suretyship agreement was terminated and replaced by a guaranty and suretyship agreement executed by Great Plains Energy Incorporated ("GPE") which guarantees Strategic's debts, liabilities and financial obligations under the Letter Agreement; and (c) a default by GPE with respect to $50 million or more of indebtedness would also constitute a default under the Letter Agreement.

2.   Issue, renewal or guaranty:

     Renewal through amendment.

3.   Principal amount of each security:

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     The principal amount of the security will vary over
     time as letters of credit are issued, but shall not exceed in the aggregate $25 million at any one time outstanding.

4.   Rate of interest per annum of each security:

     Not applicable

5.   Date of issue, renewal or guaranty of each security:

     March 8, 2002

6.   If renewal of security, give date of original issue:

     March 30, 2001.

7.   Date of maturity of each security:

     The Letter Agreement terminates as of March 29, 2002.

8. Name of the person to whom each security was issued, renewed or guaranteed:

     PNC Bank, National Association

9.   Collateral given with each security:

     Great Plains Energy Incorporated executed a guaranty and suretyship agreement, dated as of March 8, 2002, guaranteeing Strategic's debts, liabilities and financial obligations under the Letter Agreement.

10.  Consideration given for each security:

     Letters of credit issued pursuant to the Letter Agreement.

11.  Application of proceeds of each security:

     The letters of credit will be used for financing the existing business of Strategic.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a)   the provisions contained in the first sentence of
          Section 6(b)  [ ]
     b)   the provisions contained in the fourth sentence of
          Section 6(b) [ ]

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     c)   the provisions contained in any rule of the Commission
          other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of
     Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     The Letter Agreement is exempt pursuant to Rule 52(b). The guaranty and suretyship agreement executed by Great Plains Energy Incorporated is authorized pursuant to the Commission's order dated as of September 7, 2001 (HCAR 27436).


                                   /s/Andrea F. Bielsker
                                   Andrea F. Bielsker
                                   Vice President - Finance,
                                   Chief Financial Officer
                                   and Treasurer
                                   Kansas City Power & Light
                                   Company

Dated: March 18, 2002.